EXHIBIT 99.4

               FY2003 Third Quarter Consolidated Financial Results
                   (October 1, 2002 through December 31, 2002)
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan) English translation from the original Japanese-language document

                                                                February 5, 2003

Company name                                        : Toyota Motor Corporation
Stock exchanges on which the shares are listed      : Tokyo, Nagoya, Osaka,
                                                      Fukuoka and Sapporo
                                                      Stock Exchanges in Japan
Code number                                         : 7203
Location of the head office                         : Aichi Prefecture
URL                                                 : http://www.toyota.co.jp
Representative                                      : Fujio Cho, President
Contact person                                      : Takahiko Ijichi, General
                                                      Manager, Accounting
                                                      Division
                                                      Tel. (0565) 28-2121
Whether or not to be prepared in accordance         : No
with accounting principles generally accepted in the United States

Results of FY2003 Third Quarter (October 1, 2002 through December 31, 2002)
(1) Consolidated financial results

                                                                             (Amounts less than one million yen are omitted.)
-----------------------------------------------------------------------------------------------------------------------------
                                          Net sales                    Operating income                Ordinary income
                                ---------------------------------------------------------------------------------------------
                                  Million yen               %     Million yen               %     Million yen               %
FY2003 third quarter                4,186,777          (13.2)         379,436          (23.3)         370,268          (59.0)
FY2002 third quarter                3,697,897                         307,783                         232,873
------------------------------------------------------------------------------------------------------------- ---------------
FY2002                             15,106,297                       1,123,470                       1,113,524
-------------------------------------------------------------------------------- --------------------------------------------

-------------------------------------------------------------------------------
                                 Net income        Net income        Net income
                                                    per share         per share
                                                    - basic           - diluted
-------------------------------------------------------------------------------
                          Million yen        %          Yen                Yen
FY2003 third quarter          216,097   (93.9)        62.94              62.94
FY2002 third quarter          111,472                 30.99                  -
-------------------------------------------------------------------------------
FY2002                        615,824                170.69              170.69
-------------------------------------------------------------------------------
Note: Regarding net sales, operating income, ordinary income and net income, the figures in parentheses show percentage of changes from the corresponding period of the preceding year.

(2) Consolidated financial position

-------------------------------------------------------------------------------
                                                    Ratio of      Shareholders'
                          Total      Shareholders' shareholders'     equity
                          assets       equity       equity          per share
-------------------------------------------------------------------------------
                          Million yen   Million yen          %           Yen
FY2003 third quarter       20,058,944     7,510,024       37.4      2,197.50
FY2002                     19,888,937     7,325,072       36.8      2,059.94
-------------------------------------------------------------------------------

Supplement
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                February 5, 2003
                                                        Toyota Motor Corporation

                        Financial Results for Nine Months
                    (April 1, 2002 through December 31, 2002)


Consolidated statements of income

                                                                            (Amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------------
                                                    Nine months ended        Nine months ended       Increase     % of
                                                    December 31, 2002        December 31, 2001      (Decrease)     change
----------------------------------------------------------------------------------------------------------------------------
                                                            Million yen              Million yen     Million yen
Net sales                                                    12,073,459               10,531,458      1,542,001       14.6
Operating income                                              1,110,264                  814,364        295,900       36.3
Ordinary income                                               1,164,296                  759,522        404,774       53.3
Income before income taxes and minority                       1,360,716                  759,522        601,194       79.2
interest in consolidated subsidiaries
Net income                                                      769,894                  402,586        367,308       91.2
----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------- ----------------------- ------------------------
                                                                    Yen                      Yen
Net income per share-basic                                       221.67                   111.32
Net income per share-diluted                                     221.67                        -
------------------------------------------------- ----------------------- ------------------------


Unconsolidated statements of income

                                                                            (Amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------------
                                                    Nine months ended        Nine months ended       Increase     % of
                                                    December 31, 2002        December 31, 2001      (Decrease)     change
----------------------------------------------------------------------------------------------------------------------------
                                                            Million yen              Million yen     Million yen
Net sales                                                     6,506,820                6,067,454        439,366        7.2
Operating income                                                707,948                  549,344        158,604       28.9
Ordinary income                                                 743,555                  520,820        222,735       42.8
Income before income taxes                                      906,013                  520,820        385,193       74.0
Net income                                                      535,924                  305,605        230,319       75.4
----------------------------------------------------------------------------------------------------------------------------


(REFERENCE)
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                       UNCONSOLIDATED STATEMENTS OF INCOME

                                                                 (Million yen; amounts less than one million yen are omitted.)
   ---------------------------------------------------------------------------------------------------------------------------
                                                    FY2003 third quarter     FY2002 third quarter
                                                   (October 2002 through     (October 2001 through           Increase
                                                       December 2002)           December 2001)              (Decrease)
   ---------------------------------------------------------------------------------------------------------------------------
   Net sales                                                    2,302,043                 2,055,511                  246,532
   Operating income                                               236,609                   195,127                   41,482
   Ordinary income                                                261,805                   173,707                   88,098
   Income before income taxes                                     261,805                   173,707                   88,098
   Income taxes - current                                         112,500                   111,800                      700
   Income taxes - deferred                                        (4,400)                  (40,100)                   35,700
   Net income                                                     153,705                   102,007                   51,698
   ---------------------------------------------------------------------------------------------------------------------------


   UNCONSOLIDATED BALANCE SHEETS

                                                                 (Million yen; amounts less than one million yen are omitted.)
   ---------------------------------------------------------------------------------------------------------------------------
                                                     FY2003 third quarter           FY2002                  Increase
                                                            (As of                  (As of                 (Decrease)
                                                      December 31,2002)         March 31,2002)
   ---------------------------------------------------------------------------------------------------------------------------
                       Assets
   Current assets                                               3,332,804                3,431,039                  (98,235)
        Cash, deposits and trade accounts                       1,050,862                1,260,192                 (209,330)
        receivable
        Marketable securities                                   1,224,270                1,190,085                    34,185
        Others                                                  1,057,670                  980,761                    76,909
   Fixed assets                                                 4,965,962                5,036,891                  (70,929)
      Property, plant and equipment                             1,242,870                1,275,101                  (32,231)
        Buildings, machinery and equipment                        686,548                  691,649                   (5,101)
        Others                                                    556,321                  583,452                  (27,131)
      Investments and other assets                              3,723,092                3,761,789                  (38,697)
        Investments in securities                               1,733,341                1,832,686                  (99,345)
        Others                                                  1,989,750                1,929,103                    60,647
   ---------------------------------------------------------------------------------------------------------------------------
                    Total assets                                8,298,766                8,467,930                 (169,164)
   ---------------------------------------------------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------------------------
                                                     FY2003 third quarter             FY2002                 Increase
                                                            (As of                   (As of                 (Decrease)
                                                      December 31,2002)          March 31,2002)
   ---------------------------------------------------------------------------------------------------------------------------
                    Liabilities
   Current liabilities                                          1,614,564                 1,961,602                (347,038)
   Long-term liabilities                                          868,620                   844,169                   24,451
                               Total liabilities                2,483,184                 2,805,772                (322,588)
               Shareholders' equity
   Common stock                                                   397,049                   397,049                        -
   Capital surplus                                                416,970                   415,150                    1,820
   Retained earnings                                            5,189,465                 4,908,068                  281,397
        (Included net income for the period)                    (153,705)                 (470,239)              ((316,534))
   Net unrealized gains on other securities                        82,406                    99,656                 (17,250)
   Less: treasury stock                                         (270,310)                 (157,766)                (112,544)
                      Total shareholders' equity                5,815,581                 5,662,158                  153,423
------------------------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                  8,298,766                 8,467,930                (169,164)
------------------------------------------------------------------------------------------------------------------------------

                                FINANCIAL SUMMARY
     (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                              FY2003 Third Quarter
                   (October 1, 2002 through December 31, 2002)




        English translation from the original Japanese-language document



















                            TOYOTA MOTOR CORPORATION

                                BUSINESS RESULTS
     (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

1. Summary of Consolidated Financial Results of FY2003 Third Quarter

  Financial Results

          Domestic vehicle sales increased by 39 thousand units, or 7.8%, to 545 thousand units in FY2003 third quarter (the three-month period from October 1, 2002 to December 31, 2002) compared with FY2002 third quarter, as a result of the active introduction of new products that met customer needs and the strong sales efforts of domestic dealers. Toyota's market share (excluding minivehicles) achieved 43.6% in FY2003 third quarter, continuing to exceed 40.0% as in the previous year. Including minivehicles, the market share was 39.7% in FY2003 third quarter. Meanwhile, overseas vehicle sales increased by 177 thousand units, or 20.6%, to 1.034 million units in FY2003 third quarter compared with FY2002 third quarter, mainly due to the introduction of new products that met local customer needs worldwide. As a result, total vehicle sales in Japan and overseas increased by 216 thousand units, or 15.9%, to 1.579 million units in FY2003 third quarter compared with FY2002 third quarter.
          Net sales increased by 488.9 billion yen, or 13.2%, to 4,186.7 billion yen in FY2003 third quarter compared with FY2002 third quarter, and operating income increased by 71.7 billion yen, or 23.3%, to 379.4 billion yen in FY2003 third quarter compared with FY2002 third quarter. Among the factors contributing to the increase in operating income, cost reduction efforts accounted for 70.0 billion yen, the marketing efforts accounted for
    60.0 billion yen and the effect of changes in exchange rates accounted for
    20.0 billion yen, for a total of 150.0 billion yen. On the other hand, the factors contributing to the decrease in operating income of 78.3 billion yen included increases in depreciation expenses and labor costs. Ordinary income increased by 137.4 billion yen, or 59.0%, to 370.2 billion yen in FY2003 third quarter compared with FY2002 third quarter. Net income increased by
    104.6 billion yen, or 93.9%, to 216.0 billion yen in FY2003 third quarter compared with FY2002 third quarter.
          In conjunction with enforcement of the Defined Benefit Enterprise Pension Plan Law, Toyota Motor Corporation ("TMC") and some of its domestic consolidated subsidiaries and domestic affiliates accounted for under the equity method received approval from the Minister of Health, Labour and Welfare, for exemption from payment of future benefits regarding the substituted portion of the employee pension fund.
          TMC and these subsidiaries and affiliates applied the transitional accounting treatment specified in paragraph 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)", and recognized an extinguishment of retirement benefit obligations with respect to such substituted portion as of the date of the approval.
          As a result, TMC has recorded a 10.9 billion yen impact on profit during FY2003 third quarter. TMC has accounted for 0.5 billion yen (representing TMC's portion of the impact recorded by an affiliate) as "Equity in earnings of affiliates" in non-operating income and 10.4 billion yen (the impact recorded by a subsidiary) as "Gains on return of substituted portion of employee pension fund" in extraordinary gains.




                                 Consolidated 1

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

2. Consolidated Financial Results of FY2003 Third Quarter by Segment

   (1) Business Segment

       Automotive:
             Net sales of the automotive segment increased by 466.2 billion yen, or 13.7%, to 3,870.6 billion yen in FY2003 third quarter compared with FY2002 third quarter, and operating income increased by 66.4 billion yen, or 23.2%, to 352.0 billion yen in FY2003 third quarter compared with FY2002 third quarter. The increase in operating income was mainly due to cost reduction efforts made by TMC and its subsidiaries as well as an increase in vehicle units sold in North America and Asia, partially offset by increases in depreciation expenses, labor costs and other expenses.

        Financial services:
             Net sales of the financial services segment increased by 20.3 billion yen, or 12.1%, to 188.6 billion yen in FY2003 third quarter compared with FY2002 third quarter, and operating income decreased by 6.6 billion yen, or 21.3%, to 24.3 billion yen in FY2003 third quarter compared with FY2002 third quarter. The decrease in operating income was mainly due to a decrease in the valuation gains on interest rate swaps, recorded by sales financing subsidiaries in the United States in accordance with the Statement of Financial Accounting Standards No.133 and No.138, despite solid performance mainly due to an increase in finance receivables. The valuation gains on interest rate swaps decreased by 8.1 billion yen to 2.1 billion yen in FY2003 third quarter compared with FY2002 third quarter.

         All other:
             In FY2003 third quarter, net sales of all other segments increased by 18.6 billion yen, or 10.4%, to 197.3 billion yen compared with FY2002 third quarter, and operating income increased by 6.6 billion yen to 4.8 billion yen compared with FY2002 third quarter.

   (2) Geographical Segment

       Japan:
             Net sales in Japan increased by 314.7 billion yen, or 12.0%, to 2,929.2 billion yen in FY2003 third quarter compared with FY2002 third quarter, and operating income increased by 56.5 billion yen, or 25.6%, to 277.4 billion yen in FY2003 third quarter compared with FY2002 third quarter. The increase in operating income was mainly due to cost reduction efforts made by TMC and its subsidiaries as well as an increase in vehicle units sold overseas, partially offset by depreciation and R&D expenses.

        North America:
             Net sales in North America increased by 98.0 billion yen, or 6.4%, to 1,633.7 billion yen in FY2003 third quarter compared with FY2002 third quarter, and operating income decreased by 2.4 billion yen, or 2.6%, to 89.1 billion yen in FY2003 third quarter compared with FY2002 third quarter. The decrease in operating income was mainly due to a decrease in the valuation gains on interest rate swaps, recorded by sales financing subsidiaries in the United States, despite solid performance in North America mainly due to local cost reduction efforts, as well as increases in both local production volume and vehicle units sold.

         Europe:
             Net sales in Europe increased by 97.0 billion yen, or 31.4%, to
             405.8 billion yen in FY2003 third quarter compared with FY2002 third quarter, and operating income increased by 1.9 billion yen to
             0.2 billion yen in FY2003 third quarter compared with FY2002 third quarter. The increase in operating income was mainly due to increases in local production volume in France and the United Kingdom and in vehicle units sold.

         Other:
             Net sales in other regions increased by 186.4 billion yen, or 61.9%, to 487.5 billion yen in FY2003 third quarter compared with FY2002 third quarter, and operating income increased by 8.9 billion yen, or 119.3%, to 16.3 billion yen in FY2003 third quarter compared with FY2002 third quarter. The increase in operating income was primarily due to an increase in vehicle units sold mainly in Asia.


                                 Consolidated 2

                               CONSOLIDATED SALES
     (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Sales (by destination)
                                                                         (Units)
--------------------------------------------------------------------------------
                    FY2003 third quarter      FY2002 third quarter
                   (October 2002 through     (October 2001 through     Increase
                        December 2002)           December 2001)       (Decrease)
--------------------------------------------------------------------------------
 Vehicles      Japan            544,782               505,582             39,200
  (new)
--------------------------------------------------------------------------------
            North America       533,311               461,514             71,797
--------------------------------------------------------------------------------
                Europe          169,799               154,492             15,307
--------------------------------------------------------------------------------
                Others          331,572               241,734             89,838
--------------------------------------------------------------------------------
            Overseas total    1,034,682               857,740            176,942
--------------------------------------------------------------------------------
               Total          1,579,464             1,363,322            216,142
--------------------------------------------------------------------------------
            Houses (Japan)          839                   611                228
--------------------------------------------------------------------------------
Note: The total sales of vehicles (new) includes Daihatsu brand vehicles of 156,444 units in FY2003 third quarter and 128,563 units in FY2002 third quarter, and Hino brand vehicles of 13,632 units in FY2003 third quarter and 12,048 units in FY2002 third quarter.

                                 Consolidated 3

                        CONSOLIDATED STATEMENTS OF INCOME
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                         (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                                                 FY2003 third quarter
                                                    (October 2002        FY2002 third quarter
                                                   through December     (October 2001 through                Increase
                                                         2002)              December 2001)                  (Decrease)
----------------------------------------------------------------------------------------------------------------------
Net sales                                                   4,186,777               3,697,897                488,880
Cost of sales                                               3,170,773               2,768,935                401,838
Selling, general and administrative expenses                  636,567                 621,179                 15,388
    Operating income                                          379,436                 307,783                 71,653
Non-operating income                                           69,862                  57,196                 12,666
      Interest income                                           9,237                  11,555                (2,318)
      Dividend income                                           2,794                   1,138                  1,656
      Equity in earnings of affiliates                         16,560                       -                 16,560
      Other non-operating income                               41,270                  44,502                (3,232)
Non-operating expenses                                         79,030                 132,106               (53,076)
      Interest expenses                                         6,901                   7,999                (1,098)
      Equity in losses of affiliates                                -                  10,319               (10,319)
      Other non-operating expenses                             72,128                 113,787               (41,659)
    Ordinary income                                           370,268                 232,873                137,395
Extraordinary gains                                            10,370                       -                 10,370
      Gains on return of substituted portion                   10,370                       -                 10,370
      of employee pension fund
    Income before income taxes and minority                   380,638                 232,873                147,765
    interest in consolidated subsidiaries
Income taxes                                                  157,398                 116,124                 41,274
Minority interest in consolidated subsidiaries                  7,142                   5,276                  1,866
    Net income                                                216,097                 111,472                104,625
----------------------------------------------------------------------------------------------------------------------

                                 Consolidated 4

                           CONSOLIDATED BALANCE SHEETS
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                             (Million yen; amounts less than one million yen are omitted.)
--------------------------------------------------------------------------------------------------------------------------
                                                   FY2003 third quarter
                                                   (As of December 31,                     FY2002                  Increase
                                                            2002)                 (As of March 31, 2002)         (Decrease)
---------------------------------------------------------------------------------------------------------------------------
            Assets
  Current assets                                              10,584,882                 10,410,966               173,916
       Cash and deposits                                         750,566                    707,233                43,333
       Trade notes and accounts receivable                     1,339,274                  1,561,623             (222,349)
       Marketable securities                                   1,560,966                  1,605,460              (44,494)
       Inventories                                             1,042,173                  1,022,718                19,455
       Installment credit from dealers                         3,343,766                  3,334,357                 9,409
       Short-term loans                                        1,479,316                  1,192,054               287,262
       Deferred income taxes                                     384,300                    379,668                 4,632
       Other current assets                                      808,549                    718,693                89,856
       Less: allowance for doubtful accounts                   (124,031)                  (110,843)              (13,188)

  Fixed assets                                                 9,474,062                  9,477,970               (3,908)
       Property, plant and equipment                           5,366,227                  5,437,777              (71,550)
       Buildings and structures                                1,223,408                  1,230,871               (7,463)
       Machinery and equipment                                 1,151,123                  1,179,305              (28,182)
       Vehicles and delivery equipment                         1,220,841                  1,269,275              (48,434)
       Land                                                    1,095,700                  1,070,869                24,831
       Construction in progress                                  256,881                    270,497              (13,616)
       Other property, plant and equipment                       418,271                    416,958                 1,313
       Intangible fixed assets                                     5,086                      4,328                   758
       Investments and other assets                            4,102,747                  4,035,865                66,882
       Investments in securities                               2,642,615                  2,642,122                   493
       Long-term loans                                           721,259                    796,349              (75,090)
       Deferred income taxes                                     404,127                    465,193              (61,066)
       Other investments and other assets                        357,490                    159,450               198,040
       Less: allowance for doubtful accounts                    (22,746)                   (27,251)                 4,505
-------------------------------------------------------------------------------------------------------------------------
                  Total assets                                20,058,944                 19,888,937               170,007
-------------------------------------------------------------------------------------------------------------------------

                                 Consolidated 5

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                              (Million yen; amounts less than one million yen are omitted.)
  -------------------------------------------------------------------------------------------------------------------------
                                                  FY2003 third quarter              FY2002                  Increase
                                                (As of December 31, 2002)   (As of March 31, 2002)         (Decrease)
  -------------------------------------------------------------------------------------------------------------------------
            Liabilities
  Current liabilities                                          7,011,680                  7,183,071             (171,391)
       Trade notes and accounts payable                        1,363,157                  1,483,170             (120,013)
       Current portion of bonds                                1,005,348                  1,020,930              (15,582)
       Short-term borrowings                                     998,473                  1,104,365             (105,892)
       Commercial papers                                       1,224,852                    952,553               272,299
       Accrued expenses and other accounts                     1,335,643                  1,433,216              (97,573)
       payable
       Income taxes payable                                      222,673                    339,304             (116,631)
       Deferred income taxes                                         887                      1,769                 (882)
       Other current liabilities                                 860,644                    847,761                12,883

  Long-term liabilities                                        5,065,923                  4,916,572               149,351
       Bonds                                                   3,365,279                  3,132,372               232,907
       Convertible debentures                                          -                     13,308              (13,308)
       Long-term borrowings                                      541,842                    481,007                60,835
       Deferred income taxes                                     380,864                    398,273              (17,409)
       Allowance for retirement benefits                         667,527                    769,714             (102,187)
       Other long-term liabilities                               110,408                    121,897              (11,489)
            Total liabilities                                 12,077,603                 12,099,644              (22,041)

              Minority interest in                               471,316                    464,220                 7,096
              consolidated subsidiaries

            Shareholders' equity
  Common stock                                                   397,049                    397,049                     -
  Capital reserve                                                      -                    415,150             (415,150)
  Capital surplus                                                417,976                          -               417,976
  Consolidated earned surplus                                          -                  6,527,956           (6,527,956)
  Retained earnings                                            7,043,890                          -             7,043,890
  Net unrealized gains on other securities                       105,541                    152,809              (47,268)
  Translation adjustments                                      (109,188)                     22,855             (132,043)
  Less: treasury stock                                         (345,246)                  (157,766)             (187,480)
  Less: common stock of the Parent held by                             -                   (32,983)                32,983
  consolidated subsidiaries
               Total shareholders' equity                      7,510,024                  7,325,072               184,952
  -------------------------------------------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                 20,058,944                 19,888,937               170,007
  -------------------------------------------------------------------------------------------------------------------------

      Note: The "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" has been applied from FY2003.

                                 Consolidated 6

                               SEGMENT INFORMATION
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

1.  Business Segment Information

(1) FY2003 third quarter (October 2002 through December 2002)

                                                              (Million yen; amounts less than one million yen are omitted.)
 --------------------------------------------------------------------------------------------------------------------------
                             Automotive       Financial       All other         Total        Elimination    Consolidated
                                              services
 --------------------------------------------------------------------------------------------------------------------------
 Net sales
 (1)  Sales to                3,864,440         185,880         136,456       4,186,777               -       4,186,777
       external
       customers
 (2)  Inter-segment               6,220           2,763          60,925          69,909        (69,909)               -
      sales and
      transfers
 Total                        3,870,661         188,644         197,382       4,256,687        (69,909)       4,186,777
 --------------------------------------------------------------------------------------------------------------------------
 Operating expenses           3,518,638         164,316         192,574       3,875,529        (68,188)       3,807,341
 --------------------------------------------------------------------------------------------------------------------------
 Operating income               352,022          24,327           4,807         381,157         (1,721)         379,436
 --------------------------------------------------------------------------------------------------------------------------


(2) FY2002 third quarter (October 2001 through December 2001)
                                                             (Million yen; amounts less than one million yen are omitted.)
 --------------------------------------------------------------------------------------------------------------------------
                             Automotive       Financial       All other         Total        Elimination    Consolidated
                                              services
 --------------------------------------------------------------------------------------------------------------------------
 Net sales
 (1)  Sales to                3,394,471         163,734         139,691       3,697,897               -       3,697,897
      external
      customers
 (2)  Inter-segment               9,984           4,585          39,049          53,620        (53,620)               -
      sales and
      transfers
 Total                        3,404,456         168,320         178,741       3,751,517        (53,620)       3,697,897
 --------------------------------------------------------------------------------------------------------------------------
 Operating expenses           3,118,793         137,405         180,569       3,436,769        (46,654)       3,390,114
 --------------------------------------------------------------------------------------------------------------------------
 Operating income               285,662          30,914         (1,828)         314,748         (6,965)         307,783
 --------------------------------------------------------------------------------------------------------------------------

                                 Consolidated 7

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

2.  Geographical Segment Information

(1) FY2003 third quarter (October 2002 through December 2002)

                                                              (Million yen; amounts less than one million yen are omitted.)
 ---------------------------------------------------------------------------------------------------------------------------
                      Japan      North America      Europe         Other          Total        Elimination    Consolidated
 ---------------------------------------------------------------------------------------------------------------------------
 Net sales
 (1) Sales to         1,788,848      1,557,624        386,831        453,473      4,186,777               -      4,186,777
     external
     customers
 (2) Inter-           1,140,429         76,104         19,053         34,102      1,269,690     (1,269,690)              -
     segment
     sales and
     transfers
 Total                2,929,277      1,633,728        405,885        487,576      5,456,468     (1,269,690)      4,186,777
 ---------------------------------------------------------------------------------------------------------------------------
 Operating            2,651,792      1,544,555        405,638        471,242      5,073,229     (1,265,887)      3,807,341
 expenses
 ---------------------------------------------------------------------------------------------------------------------------
 Operating income       277,485         89,173            246         16,333        383,239         (3,802)        379,436
 ---------------------------------------------------------------------------------------------------------------------------

(2) FY2002 third quarter (October 2001 through December 2001)
                                                              (Million yen; amounts less than one million yen are omitted.)
 ---------------------------------------------------------------------------------------------------------------------------
                      Japan      North America      Europe         Other          Total        Elimination    Consolidated
 ---------------------------------------------------------------------------------------------------------------------------
 Net sales
 (1) Sales to         1,624,285      1,491,229        305,481        276,901      3,697,897               -      3,697,897
     external
     customers
 (2) Inter-             990,261         44,542          3,365         24,275      1,062,445     (1,062,445)              -
     segment
     sales and
     transfers
 Total                2,614,546      1,535,772        308,847        301,176      4,760,342     (1,062,445)      3,697,897
 ---------------------------------------------------------------------------------------------------------------------------
 Operating            2,393,589      1,444,244        310,578        293,728      4,442,140     (1,052,025)      3,390,114
 expenses
 ---------------------------------------------------------------------------------------------------------------------------
 Operating income       220,956         91,528        (1,731)          7,448        318,202        (10,419)        307,783
 ---------------------------------------------------------------------------------------------------------------------------




                                 Consolidated 8